UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           FORM U-9C-3




               QUARTERLY REPORT PURSUANT TO RULE 58




                      FOR THE QUARTER ENDED
                          March 31, 1999







                   NEW ENGLAND ELECTRIC SYSTEM







             25 Research Drive, Westborough, MA 01582


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

ITEM 1 - ORGANIZATION CHART
                                                         Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

New England Energy, Energy     11/20/72        MA          100     New England Energy, Inc.
Inc./New England                                                   participated (principally through a
Electric System                                                    partnership with a nonaffiliated oil
                                                                   company) in domestic oil and gas
                                                                   exploration, development, and production
                                                                   and the sale to New England Power
                                                                   Company (NEP) of fuel purchased in the
                                                                   open market.  Effective 1/1/98, NEEI
                                                                   sold its oil and gas properties and
                                                                   ceased its participation in domestic oil
                                                                   and gas exploration, development, and
                                                                   production.

Granite State Energy,          Energy          04/22/96    NH      100  Granite State Energy provides a range
Inc./New England                                                   of energy and related services
Electric System                                                    including, but not limited to, sales of
                                                                   electric energy, audits, power quality,
                                                                   fuel supply, repair, maintenance,
                                                                   construction, design, engineering, and
                                                                   consulting.



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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

ITEM 1 - ORGANIZATION CHART

                                                           Percentage
                    Energy or                 State        of voting
Name of Reporting   Gas-Related                  Date of   of       Securities
     Company         Company  Organization Organization      Held            Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

AllEnergy Marketing           Energy       04/23/98          DE        100  AllEnergy's principal purpose
Co., L.L.C./NEES                                                     is to sell energy and provide a range
Energy, Inc./New                                                     of energy-related services including,
England Electric                                                     but not limited to, marketing,
System (1)                                                           brokering and sales of energy, audits,
                                                                     fuel supply, repair, maintenance,
                                                                     construction, operation, design,
                                                                     engineering, and consulting.  This
                                                                     company is a Delaware limited
                                                                     liability company.


New England Water  Energy     05/25/90         MA            100     New England Water Heater Co., Inc.
Heater Co., Inc./NEES                                                  rents water heaters to residential
Global, Inc./New                                                     and commercial customers throughout
England Electric                                                     New England.
System


AllEnergy Fuels    Energy     03/27/98         DE            100     AllEnergy Fuel's purpose is to
Corp./ New England                                                   acquire interests in and assets of
Electric System                                                      energy-related companies and to
                                                                     engage in energy-related activities
                                                                     in accordance with Rule 58.

Separation         Energy     3/28/89          DE            5.6     This company produces concrete using
Technologies, Inc./                                                    fly ash waste from coal-fired
NEES Global, Inc./New                                                  generating plants.
England Electric System




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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

ITEM 1 - ORGANIZATION CHART
                                                         Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------
Texas Liquids,      Energy      12/19/96      MA           100     Texas Liquids, L.L.C. engages in
L.L.C./AllEnergy                                                   purchasing, marketing, selling,
Marketing Company,                                                 and distributing energy
L.L.C./NEES                                                        commodities and related products
Energy, Inc./ New                                                  and services.
England Electric
System

NeXus Energy        Energy      05/19/97      MA           9.9     NeXus Energy Software's purpose is to
Software, Inc./                                                    develop, implement, produce, market, and
NEES Global,                                                       sell software for application in the
Inc./ New England                                                  energy conservation industry.
Electric System


Weatherwise USA L.L.C./        Energy         10/10/96     DE       10   Weatherwise USA L.L.C.'s purpose is to be
AllEnergy Marketing                                                 an energy-related company to provide
Company, L.L.C./                                                    energy management and technical and
NEES Energy, Inc./New                                                    utility hedging services to reduce
England Electric System                                                  weather-related financial uncertainty
                                                                    of utilities, energy users, and others.

AEDR Fuels, L.L.C./ Energy     01/12/98       ME           50       AEDR Fuels, L.L.C. is a joint venture
AllEnergy Marketing                                                 between AllEnergy Marketing Company,
Company, L.L.C./                                                    L.L.C. and a nonaffiliated third
NEES Energy Inc./                                                   party.  Its purpose is to acquire
New England Electric                                                     interests in and assets of energy-related
System                                                              companies and to engage in energy-related
                                                                    activities in accordance with Rule 58.

Note:

(1) Effective January 1, 1999, AllEnergy Marketing Company, L.L.C., a Massachusetts limited liability company merged with and into AllEnergy Marketing Company, L.L.C., a Delaware limited liability company (AllEnergy DE), which is an affiliated
"energy-related company" within the meaning of Rule 58 of the Act.  NEES Energy, Inc., a wholly owned subsidiary of New
England Electric System, is the sole member of AllEnergy DE."

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                         Type of  Principal  Issue  Cost     Person to      Collateral  Consideration
                        Security  Amount of    or    of    Whom Security    Given with  Received for
Company Issuing Security           Issued   Security*      Renewal          Capital       Was Issued    Security Each Security*
------------------------          --------  ---------      -------          -------     -------------- -----------    -------------

N/A

*Expressed in millions, rounded to hundred thousands of dollars
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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
            (expressed in millions, rounded to hundred thousands of dollars)


          Company                                Company                        Amount of
        Contributing                            Receiving                        Capital
          Capital                                Capital                      Contribution
        ------------                            ---------                     ------------
        NEES Energy, Inc.                 AllEnergy Marketing Company, L.L.C.            $87.5
        NEES Energy, Inc.                 New England Water Heater Co., Inc.              (1.0)
        AllEnergy Marketing Company, L.L.C.                               Weatherwise USA, L.L.C.           *

*Amount less than $100,000.

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
                                                             Direct   Indirect         Total
  Reporting Company     Associate Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct   Indirect         Total
  Associate Company     Reporting Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  -----------------     ------------------   -----------------   -------      -------  -------     ------
Massachusetts Electric             Granite State Energy,      Miscellaneous (5)    (1)            (1)              (1)
 Company               Inc.

New England Power            New England Energy, Inc.       Miscellaneous (2)      (1)            (1)     (1)      (1)
  Service Co.

New England Power     Granite State Energy,    Miscellaneous (3) (1)               (1)   (1)      (1)
  Service Co.           Inc.

New England Power            AllEnergy Marketing              Environmental          $0.1            (1)                $0.1
 Service Co.          Company, L.L.C.        Corp. Acctg.      (1)      (1)         (1)         (1)
                                             Human Resources     (1)                               (1)
                                             Sales Planning    (1)      (1)         (1)         (1)
                                             Miscellaneous (4) (1)      (1)         (1)         (1)

(1) Amounts are below $100,000
(2) Represents 7 types of services totaling less than $100,000 in aggregate.
(3) Represents 10 types of services totaling less than $100,000 in aggregate.
(4) Represents 8 types of services totaling less than $100,000 in aggregate.
(5) The customer service portion of the service agreement between Granite State Energy Company and New England Power
    Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms.
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NEW ENGLAND ELECTRIC SYSTEM
At March 31, 1999

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
            (expressed in millions, rounded to hundred thousands of dollars) Investment in energy-related companies:
Total consolidated capitalization as of
 March 31, 1999                                  $2,685.8           (1)    line 1

Total capitalization multiplied by 15 percent       402.9                  line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                    402.9                  line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
   Power marketing and other                    $ 185.0         (2)
   Energy software                                  2.2
                                                -------
Total current aggregate investment                 $187.2                  line 4
                                                 ------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)                              $215.7                  line 5

(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year).

(2) Amount includes adjustment of ($7.9) to the Rule 58 filing for the quarter ended December 31, 1998 related to investments made prior to the effective date of Rule 58 which should have been reflected in Item 5 rather than in Item 4 ($7.8), and a return of capital to NEES Global, Inc. by New England Water Heater Co., Inc.($0.1).


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

ITEM 5 - OTHER INVESTMENTS

                                                       Reason for
    Major Line            Other              Other     Difference
or Energy-Related     Investment in        Investment  in Other
     Business       Last U-9C-3 Report  in U-9C-3 Report    Investment
-----------------   ------------------  ----------------    ----------

Power marketing
and other                 $0                 $7.8      Investments
                                                       made prior
                                                       to the
                                                       effective
                                                       date of
                                                       Rule 58

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1999

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)                Exhibits

   10(g) Certificate stating that a copy of the report for the previous quarter has been filed with the appropriate state commissions.

(B) Financial Statements

    1-A New England Electric System Consolidated Income Statement for the quarter ended March 31, 1999

    1-B New England Electric System Consolidated Balance Sheet as of March 31, 1999

    2-A    New England Energy, Inc. Balance Sheet as of March 31, 1999

    3-A Granite State Energy, Inc. Income Statement for the quarter ended March 31, 1999

    3-B    Granite State Energy, Inc. Balance Sheet as of March 31, 1999

    4-A New England Water Heater Co., Inc. Income Statement for the quarter ended March 31, 1999

    4-B    New England Water Heater Co., Inc. Balance Sheet as of
           March 31, 1999

    5-A Weatherwise USA, L.L.C. Income Statement for the quarter ended March 31, 1999

    5-B    Weatherwise USA, L.L.C. Balance Sheet as of March 31, 1999

    6-A NEXUS Energy Software, Inc. Income Statement for the quarter ended March 31, 1999

    6-B    NEXUS Energy Software, Inc. Balance Sheet as of March 31, 1999

    7-A Texas Liquids, L.L.C. Income Statement for the quarter ended March 31, 1999

    7-B    Texas Liquids, L.L.C. Balance Sheet as of March 31, 1999

    8-A    AEDR Fuels, L.L.C. Balance Sheet as of March 31, 1999

    9-A AllEnergy Marketing Company, L.L.C. Consolidated Income Statement for the quarter ended March 31, 1999

    9-B AllEnergy Marketing Company, L.L.C. Consolidated Balance Sheet as of March 31, 1999
(C) Notes

    (1) Financial statements for Separation Technologies, Inc. were not available as of the filing date.

    (2) New England Energy, Inc. and AEDR Fuels, L.L.C. Income Statement actuals are less than $100,000 and are therefore not reported.









                            SIGNATURE


    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                              NEW ENGLAND ELECTRIC SYSTEM



                              s/ John G. Cochrane
                              _______________________________
                              John G. Cochrane, Treasurer




Date: June 1, 1999

















The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.